SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                             JONES INTERCABLE, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                                 $.01 PAR VALUE

                                   480206-200
                                 (CUSIP Number)



                                  COMMON STOCK
                                 $.01 PAR VALUE

                                   480206-101
                                 (CUSIP Number)

                            BCE INC., as successor to
                            BCI Telecom Holding Inc.
                       (Name of Persons Filing Statement)

                                Martine Turcotte
                       Vice President and General Counsel
                                   Bell Canada
                 1000, rue de La Gauchetiere Ouest, Bureau 4100
                                Montreal, Quebec
                                 Canada H3B 5H8
                            Tel. No.: (514) 870-4637
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  April 7, 1999
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this Statement [_]. CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCE Inc., as successor to BCI Telecom Holding Inc.
         Not Applicable


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [   ]

         (b)      [X]


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)      n/a


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable

(6)      Citizenship or Place of Organization     Canada

-------------------
    Number of                  (7)    Sole Voting Power    0
     Shares                           ------------------------------------------
   Beneficially                (8)    Shared Voting Power  0
     Owned by                         ------------------------------------------
       Each                    (9)    Sole Dispositive Power   0
    Reporting                         ------------------------------------------
     Person                   (10)    Shared Dispositive Power   0
       With                           ------------------------------------------
------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   0


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          Not Applicable


(13)     Percent of Class Represented by Amount in Row (11)   0%


(14)     Type of Reporting Person (See Instructions)   CO

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCE Inc., as successor to BCI Telecom Holding Inc.
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]

         (b)      [X]


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)      n/a


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).
             Not Applicable

(6)      Citizenship or Place of Organization     Canada


-------------------
    Number of                  (7)    Sole Voting Power    0
     Shares                           ------------------------------------------
   Beneficially                (8)    Shared Voting Power  0
     Owned by                         ------------------------------------------
       Each                    (9)    Sole Dispositive Power   0
    Reporting                         ------------------------------------------
     Person                   (10)    Shared Dispositive Power   0
       With                           ------------------------------------------
------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   0


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           Not Applicable

(13)     Percent of Class Represented by Amount in Row (11)   0%


(14)     Type of Reporting Person (See Instructions)   CO

CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCE Inc., as successor to BTH (U.S. Cable) Limited
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]

         (b)      [X]


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)      n/a


(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).
             Not Applicable

(6)      Citizenship or Place of Organization     Canada


-------------------
    Number of                  (7)    Sole Voting Power    0
     Shares                           ------------------------------------------
   Beneficially                (8)    Shared Voting Power  0
     Owned by                         ------------------------------------------
       Each                    (9)    Sole Dispositive Power   0
    Reporting                         ------------------------------------------
     Person                   (10)    Shared Dispositive Power   0
       With                           ------------------------------------------
------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   0


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           Not Applicable

(13)     Percent of Class Represented by Amount in Row (11)   0%


(14)     Type of Reporting Person (See Instructions)   CO

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCE Inc., as successor to BTH (Intercable) Limited
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [  ]

         (b)      [X]


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)      n/a


(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).
             Not Applicable

(6)      Citizenship or Place of Organization     Canada


-------------------
    Number of                  (7)    Sole Voting Power
     Shares                           ------------------------------------------
   Beneficially                (8)    Shared Voting Power
     Owned by                         ------------------------------------------
       Each                    (9)    Sole Dispositive Power
    Reporting                         ------------------------------------------
     Person                   (10)    Shared Dispositive Power   0
       With                           ------------------------------------------
------------------


(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   0


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
           Not Applicable

(13)     Percent of Class Represented by Amount in Row (11)   0%


(14)     Type of Reporting Person (See Instructions)   CO

         BCE Inc., a Canadian corporation, as successor to BCI Telecom Holding Inc. ("BCE"), hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission on April 1, 1994, as amended by Amendment No. 1 filed on June 3, 1994, as further amended by Amendment No. 2 filed on December 20, 1994, as further amended by Amendment No. 3 filed on May 27, 1998 and as further amended by Amendment No. 4 filed on August 12, 1998 (as so amended, the "Schedule 13D") relating to the shares of Class A Common Stock $.01 par value (the "Class A Shares") and the Common Stock $.01 par value (the "Common Shares") of Jones Intercable, Inc., a Colorado corporation (the "Company") with its principal executive offices located at 9697
E. Mineral Avenue, Englewood, Colorado 80112.

         Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background.
         BCE Inc.
         Bureau 3700
         1000 Rue de La Gauchetiere Ouest
         Montreal (Quebec) Canada H3B 4Y7

Item 5.  Interest in Securities of the Issuer.
         The response set forth in Item 5 of the Schedule 13D is hereby supplemented as follows:

         (e) On April 7, 1999, BCE sold its entire interest in the Class A Shares and the Common Shares to Comcast at the Closing as contemplated by the Transaction Documents. As a result of this transaction, BCE ceases to directly or indirectly own any Class A Shares or Common Shares of the Company.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


April 15, 1999                         BCE Inc.


                              By:   /s/ Marc J. Ryan
                                 -----------------------------------------------
                              Name:   Marc J. Ryan
                              Title:  Vice President, Associate General
                                      Counsel and Corporate Secretary


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